

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 12, 2006

**via facsimile and U.S. mail**

Mr. Paul G. Van Wagenen
Chief Executive Officer
Pogo Producing Company
5 Greeenway Plaza, P.O. Box 2504
Houston, TX  77252-2504

> **Re:   Pogo Producing Company**
> **Form 10-K for the Fiscal Year Ended December 42, 2004,**
> **Filed March 7, 2005**
> **Letter dated December 14, 2005**
> **File No. 1-7792**

Dear Mr. Van Wagenen:

We have reviewed your letter dated December 14, 2005.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-K for the year ended December 31, 2004

Reserves, page 17

1.      We note your response to our prior comment number 1 in our letter dated
        November 16, 2005.  We acknowledge a similar comment in our letter dated
        November 9, 2004 and your response dated December 8, 2004.  We continue to
        believe that the disclosure we are requesting is clearly contemplated by
        Regulation S-K.  We have consulted with our Division's Chief Accountant's
        office on this disclosure and they concur.  As previously indicated, present value
        of estimated future net revenues, before income taxes, more commonly called PV-
        10, represents a non-GAAP measure.  Its use and disclosure is required to comply
        with  Item 10(e) of Regulation S-K.  We note that you plan to reconcile in future
        filings PV-10 to the most directly comparable GAAP measure, which would be
        the standardized measure, as set forth in paragraph 30 of SFAS 69.  Additionally,
        provide all disclosures required by Item 10(e) of Regulation S-K in future filings.

        You may contact Kimberly Calder at (202) 551-3701 if you have questions
regarding comments on the financial statements and related matters.  Please contact me at
(202) 551-3740 with any other questions.

                                        Sincerely,


                                        Barry Stem
                                        Senior Assistant Chief
                                        Accountant